Exhibit - l

SUBSCRIPTION AGREEMENT


April 26, 2004

 AGREEMENT, Made by and between the Stock Dividend Fund, Inc., a Texas corporation (hereinafter called "Fund") and Mrs. Laura S. Adams, President of the Fund.

WITNESSETH: WHEREAS, Fund engages in the business of investing and reinvesting its assets and property in various stocks and securities and Mrs. Laura S. Adams is an individual who is President of the Fund and invests as an independent investor.

Mrs. Laura S. Adams hereby agrees to invest $150,000 in cash in the Fund as an investment. Mrs. Adams' investment will remain in the Fund for a minimum of one year from the date of purchase, on or about June 30, 2004.

IN WITNESS WHEREOF, the parties have duly attested and their presence to be signed by the Fund's authorized officer and Mrs. Laura S. Adams.

Stock Dividend Fund, Inc.

By:  /s/ Laura S. Adams
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Laura S. Adams, President



By: /s/ Laura S. Adams
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Laura S. Adams